September 6, 2018

Brandon Pedersen
Executive Vice President and Chief Financial Officer
Alaska Air Group, Inc.
19300 International Boulevard
Seattle WA 98188

       Re: Alaska Air Group, Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2017
           Filed February 15, 2018
           File No. 001-08957

Dear Mr. Pedersen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure